Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
August 21, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Mr. Raymond Be, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X U.S. 500 ETF (the “Fund”) included in Post-Effective Amendment No. 824, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to your oral comments provided on August 5, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2025, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PROSPECTUS – PRINCIPAL INVESTMENT STRATEGIES

1.     Comment: In the 2nd paragraph of the indicated section, briefly clarify what constitutes a U.S. company.

Response: Registrant has updated the relevant section as follows:
The Underlying Index, as presently constituted, is designed to track the performance of the largest 500 ~~U.S.~~ companies that are listed on a U.S. exchange and that trade in U.S. dollars, as determined by Solactive AG, (the "Index Provider").
2.     Comment: In the 2nd paragraph of the indicated section, briefly explain what the certain tradability requirements are.
    Response:

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U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
August 21, 2025

The Registrant respectfully submits to the Staff that the “tradability requirements” in the referenced disclosure are only meant to refer to those requirements already discussed in the first two sentences of the second paragraph. For clarity, the Registrant has updated the indicated text as follows:
"The Underlying Index's universe of eligible securities includes common stock and shares of real estate investment trusts (REITs) that ~~meet certain tradability requirements and~~ are listed on a U.S. exchange included in a list of eligible exchanges identified by the Index Provider."
Please do not hesitate to contact me at (646) 214-6522 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                    /s/ Margaret Mo
                    Margaret Mo
                    Associate General Counsel

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